Mail Stop 3561

October 3, 2006

Gary P. Schmidt, Esq.
Senior Vice President, General Counsel and Secretary
New Sally Holdings, Inc.
2525 Armitage Avenue
Melrose Park, Illinois 60160

>   **Re: New Sally Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed September 29, 2006**
>   **File No. 333-136259**
>
>   **New Aristotle Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed September 29, 2006**
>   **File No. 001-32970**

Dear Mr. Schmidt:

        We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Alberto-Culver Executive Officers and Directors…, page 10

1. We note your response to comment 2 in our letter dated September 26, 2006. Please also describe the $30 million transaction fee and the reimbursement of expenses which is estimated to be $27.1 million.

Risk Factors, page 27

New Alberto-Culver's success depends, in part, on its key personnel, page 41

2. We note your response to comment 3 in our letter dated September 26, 2006. Please also revise the risk factor regarding New Alberto-Culver's key personnel.

Opinion of Alberto-Culver's Financial Advisor, page 79

3. We note your response to comment 8 in our letter dated September 26, 2006. Further, we note that the materials dated June 16, 2006 refer to research forecasts from Deutsche Bank and JP Morgan. Please tell us whether any reports, opinions or appraisals were received from either Deutsche Bank or JP Morgan and if so, why you have not discussed them in the prospectus.

Material U.S. Federal Income Tax Consequences…, page 97

4. We note your response to comment 10 in our letter dated September 26, 2006. Although the parties do not intend to waive the condition to receive an IRS private letter ruling, they appear to reserve the right to waive the condition. Since you do not expect to receive the private letter ruling prior to effectiveness of the registration statement, please tell us whether you intend to recirculate the prospectus if the condition is waived. Otherwise, please revise so that the tax opinion is not subject to receiving the private letter ruling.

Description of New Sally, page 206

5. Please tell us whether the Professional Salon Industry Study was prepared specifically for you. If so, tell us why you have not named the preparer as an expert and included their consent pursuant to Rule 436.

Exhibits

Exhibit 5.1.

6. We note that as to Delaware law, the draft opinion appears to be limited to Delaware General Corporation Law. Please have counsel confirm that it concurs with our understanding that the reference and limitation to Delaware "General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.

Exhibit 8.1

7. We note that counsel opines that the discussion in the prospectus is an accurate summary of federal income tax law. Please revise the draft tax opinion to state that the discussion in the tax consequences section of the prospectus is counsel's opinion.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Peggy Kim, Senior Attorney-Advisor, at (202) 551-3411 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Williams, Esq.
       Sidley Austin LLP
       Fax: (312) 853-7036